Exhibit (d)(2)

SCHEDULE A

Fund	Advisory Fee Rate
BlackRock AAA CLO ETF	0.20%
BlackRock Flexible Income ETF	0.50%
BlackRock High Yield Muni Income Bond ETF	0.45%
BlackRock Intermediate Muni Income Bond ETF	0.40%
BlackRock Short-Term California Muni Bond ETF	0.25%

Amended June 21, 2023